Exhibit 21.1

Subsidiaries of AbCellera Biologics Inc.*

Name	Jurisdiction of Incorporation or Organization
AbCellera Properties Inc.	Canada
AbCellera Properties Columbia Inc.	Canada
AbCellera US Holdings Inc.	Delaware
Channel Biologics Pty Ltd.	Australia
Lineage Biosciences Inc.	Delaware
Trianni, Inc.	California

*	Includes subsidiaries that do not fall under the definition of “significant subsidiary” as defined under Rule 1-02(w) of Regulation S-X.